05037761

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Trout Capital LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

740 Broadway, Suite 903
(No. and Street)

New York (City) **NY** (State) **10003** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Stern **(212) 477-9007** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal & Co., LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor (Address) **New York** (City) **NY** (State) **10018-7010** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Fassberg, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o Trout Capital LLC, as o December 31, 20 04, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

____

____

____

Signature

Member CEO

Title

Notary Public

ROBERT A. KAISER, JR.
NOTARY PUBLIC, State of New York
No. 01KA7140815
Qualified in New York County
Commission Expires October 31, 2006.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TROUT CAPITAL LLC

DECEMBER 31, 2004

INDEX

	Page No.
Report of Independent Certified Public Accountant	Exhibit A
Statement of Financial Condition As at December 31, 2004	Exhibit B
Statement of Income For the Year Ended December 31, 2004	Exhibit C
Statement of Changes in Members' Equity For the Year Ended December 31, 2004	Exhibit D
Statement of Cash Flows For the Year Ended December 31, 2004	Exhibit E
Notes to Financial Statements	Exhibit F
Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5	Exhibit G
Computation of Net Capital under Rule 15c3-1 of The Securities and Exchange Commission As at December 31, 2004	Exhibit H

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

EXHIBIT A

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Members
Trout Capital LLC

We have audited the accompanying statement of financial condition of Trout Capital LLC as at December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trout Capital LLC as at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accepted accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule H is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co. LLP

New York, N. Y.
January 18, 2005

EXHIBIT B

TROUT CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Current assets:		
Cash	$314,492	
Prepaid expenses and other current assets	1,924	
Total current assets		$316,416
Property and equipment, net of accumulated depreciation of $304		8,211
Total assets		$324,627

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$ 16,434	
Income taxes payable	16,500	
Due to affiliates	25,917	
Total current liabilities		$ 58,851
Commitments		-
Members' equity		265,776
Total liabilities and members' equity		$324,627

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

TROUT CAPITAL LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Fees and commissions		$799,836
Operating expenses:		
Salaries - registered representatives	$218,000	
Salaries - other	12,923	
Payroll taxes and benefits	3,935	
Professional fees	107,051	
Research	723	
Regulatory and agency fees	8,697	
Rent and utilities	11,275	
Selling	2,000	
Insurance	925	
General office	9,952	
Depreciation	304	
Total operating expenses		375,785
Income from operations		424,051
Profit sharing plan contribution		6,517
Income before provision for income taxes		417,534
Provision for income taxes		16,500
Net income		$401,034

The accompanying notes are an integral part of these financial statements.

TROUT CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

Balance at beginning of year	$143,681
Members' withdrawals	(278,939)
Net income for the year	401,034
Balance at end of year	$265,776

The accompanying notes are an integral part of these financial statements.

EXHIBIT E

TROUT CAPITAL LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net income		$401,034
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 304	
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Prepaid insurance	(1,924)	
Accounts payable and accrued expenses	16,434	
Income taxes payable	16,000	
Due to affiliates	20,098	
Total adjustments		50,912
Net cash provided by operating activities		451,946
Cash flows used in investing activities:		
Purchase of property and equipment		(8,515)
Cash flows from financing activities:		
Members' contributions received	150,000	
Members' withdrawals	(278,939)	
Net cash used in financing activities		(128,939)
Net increase in cash		314,492
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year		$314,492
Supplemental disclosures of cash flows information:		
Cash paid during the year for:		
Interest		$ -
Taxes		$ 500

The accompanying notes are an integral part of these financial statements.

TROUT CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNT POLICIES.

(a) Description of Business:

Trout Capital LLC ("the Company') was formed as a limited liability company under the laws of New York on November 13, 2003.

The Company conducts business as a broker dealer and is registered with the National Association of Security Dealers as of October 1, 2004.

(b) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(c) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Concentration of Credit Risk:

Financial instruments that potentially subject the Company to significant credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC insurance limits.

(e) Fee Income:

The Company earns placement fees for assisting its clients in identifying and contacting various potential investors.

(f) Shared Operating Expenses:

The Company shares various operating expenses with an affiliate, The Trout Group LLC. Operating expenses such as rent, utilities, office salaries, employee benefits and general overhead are allocated pursuant to an agreement between the Company and The Trout Group LLC dated March 2, 2004.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNT POLICIES. (Continued)

(g) Property and Equipment:

Property and equipment are being depreciated using the straight-line method over the estimated useful lives of the assets.

(h) Income Taxes:

The Company has elected to be treated as a partnership for federal income tax purposes. It is, however, responsible for New York State LLC fees and New York City Unincorporated Business Taxes.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of:

	December 31, 2004
Furniture and fixtures	$8,515
Less: Accumulated depreciation	304
	$8,211

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with an affiliate, The Trout Group LLC to allocated various shared operating expenses (see Note 1.). During 2004, the Company hired its affiliate to provide investor relation services in the course of its activities. The total fees paid to The Trout Group LLC amounted to $30,000 for the year ended December 31, 2004.

NOTE 4 – NET CAPITAL REQUIREMENTS.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the initial year. As at December 31, 2004, the Company exceeded its net capital requirement by $248,245. The ratio of aggregate indebtness to net capital was computed to be .23 to 1.

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

EXHIBIT G

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Trout Capital LLC

In planning and performing our audit of the financial statements of Trout Capital LLC for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Trout Capital LLC That we considered relevant to the objectives stated in rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Weinick Sanders Leventhal & Co. LLP

New York, New York
January 18, 2005

TROUT CAPITAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2004

Net capital:		
Members' equity:		$265,776
Deduct:		
Non-allowable assets		10,135
Net capital		255,641
Less the greater of:		
Minimum net capital		
12 1/2% of aggregate indebtness (initial year)	$ 7,356	
Minimum dollar net capital	$ 5,000	7,356
Excess net capital		$248,285
Aggregate indebtedness		$ 58,851
Percentage of aggregate indebtedness to net capital		23%

A reconciliation is not included since there are no material differences from the Company's computation of net capital per the amended focus report.